Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Registration Statement on Form F-1 of our report dated April 23, 2026 included in the Annual Report on Form 20-F, relating to the audit of the consolidated balance sheets of CL Workshop Group Limited and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”).

We also consent to the Company’s reference to WWC, P.C., Certified Public Accountants, as experts in accounting and auditing.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
August 11, 2026	Certified Public Accountants
PCAOB ID: 1171